UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-42300

Baird Medical Investment Holdings Limited

Room 202, 2/F, Baide Building, Building 11, No.15
Rongtong Street, Yuexiu District, Guangzhou,

Peoples Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of the Business Combination (the “Closing”)

On October 1, 2024, Baird Medical Investment Holdings Limited, a Cayman Islands exempted company (“PubCo” or the “Company”), completed a business combination (the “Business Combination”) with ExcelFin Acquisition Corp., a Delaware corporation (“SPAC”), pursuant to which (i) Betters Medical Merger Sub, Inc., a Delaware corporation (“Merger Sub 1”), merged with and into SPAC, with SPAC continuing as the surviving entity and as a wholly-owned subsidiary of PubCo and (ii) Betters Medical Merger Sub 2, Inc., a Delaware corporation (“Merger Sub 2”), merged with and into Betters Medical Newco, LLC, a Delaware limited liability company (“NewCo”), with NewCo continuing as the surviving entity and as a wholly-owned subsidiary of PubCo, in accordance with the terms of the Business Combination Agreement, dated June 26, 2023, as amended on March 11, 2024, May 16, 2024, June 17, 2024 and August 23, 2024 (the “Business Combination Agreement”), by and among the Company, SPAC, Betters Medical Investment Holdings Limited, a Cayman Islands exempted company (“Baird Medical”), Merger Sub 1, Merger Sub 2, Tycoon Choice Global Limited, a business company limited by shares incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Baird Medical, and NewCo. Capitalized terms used but not defined herein shall have the meanings given to them in the Business Combination Agreement.

On October 1, 2024, the Company issued a press release announcing the Closing. A copy of the press release is attached hereto as Exhibit 99.1.

PIPE Investment

On October 1, 2024, the Company entered into (i) a Subscription Agreement with Grand Fortune Capital (H.K.) Company Limited (“GFC”), pursuant to which the Company issued to GFC at the Closing 290,000 Series A convertible preferred shares, par value $0.0001 per share, of the Company (the “Preferred Shares”), for a purchase price of $2.9 million (the “GFC Subscription Amount”) and (ii) a Subscription Agreement with Wu Wenyuan, pursuant to which, Wu Wenyuan must pay a purchase price of $2 million (the “Wu Subscription Amount”) within six months of Closing, in exchange for which the Company will issue to Wu Wenyuan 200,000 Preferred Shares. The GFC Subscription Amount was paid concurrently with the Closing, and the Wu Subscription Amount will be paid within six months after the Closing. At any time on or before the two-year anniversary of the issuance of the Preferred Shares, GFC and Wu Wenyuan may convert all or a portion of their respective Preferred Shares into a number of ordinary shares of the Company per Preferred Share at a conversion ratio equal to the sum of the original issue price of such Preferred Share and all accrued but unpaid dividends thereon, divided by a conversion price of $10.00. The Company may, at any time and at its sole option, choose to repurchase for cash all or a portion of the Preferred Shares, at a price per Preferred Share equal to the sum of 110% of the subscription price of such Preferred Share and all accrued but unpaid dividends thereon.

Replacement of Jianguo Ma with Lijian Xu as an Independent Director and Chair of the Nominating and Corporate Governance Committee of the Board

On September 26, 2024, Jianguo Ma resigned from the board of directors of the Company (the “Board”) and Lijian Xu was appointed as an independent director of the Board in the place of Jianguo Ma. In addition, at the Closing, Lijian Xu was appointed as chairman of the Nominating and Corporate Governance Committee of the Board.

Mr. Lijian Xu has over 30 years of experience working for financial institutions in the corporate management and the financial investment industry. He has worked for financial institutions such as Bank of China, China Fortune Financial Group, CDF Capital and Everbright Private Equity Fund, as well as corporations such as Zhongji Holdings Group, Fenghwa Group (SH600615), Fantasia Holdings Group (1777HK), Times Universal Group (2310HK) and Dasheng Times Cultural Investment Company Ltd (SH600892), where he has served as a director, president, general manager, and in other significant roles.

Mr. Xu was also engaged in capital and credit management and strategic planning of commercial banks, corporate restructuring and listing, equity investment, cross-border mergers and acquisitions and reorganization of overseas listed companies, securitization of real estate assets, establishment and operation of private equity funds, and real estate investment and development. His investment business spans across various sectors including real estate, clean energy such as nuclear power and natural gas, chemical industry, medicine, information technology, automobile manufacturing and after-sales service, liquor trading, food processing, supply chain finance, energy saving and environmental protection, and retail business. Mr. Xu has also served as a lawyer and an arbitrator in the past.

The Company believes that Mr. Xu is qualified to serve as a director of the Company due to his extensive experience working for financial institutions, his business investment experience and his experience as a lawyer, which the Company believes will play an important role in assisting the Company’s proposed operation in the United States.

Appointment of Gabrielle Wolfson as an Independent Director and Chair of the Audit Committee of the Board

At Closing, Gabrielle Wolfson was appointed as an independent director of the Board and as Chairwoman of the Audit Committee in the place of Steve T. Halverson.

Ms. Gabrielle Wolfson has over 30 years of experience driving strategy and innovation across Fortune 500 companies in the Health Care, Consumer Products, Technology, and Hospitality sectors, including Quest Diagnostics and Xerox Corporation. As a transformative Chief Digital and Information Officer, she has spearheaded global technology and business transformations, driving industry advancements with pioneering technologies, AI/ML-based data products, and digital consumer solutions. Gabrielle is highly qualified to serve on a board seeking guidance on technology strategy and transformation and operations optimization. Gabrielle's academic background includes a master’s degree in technology management from Columbia University and a bachelor’s degree in mathematics from Queens College.

The Company believes that Ms. Wolfson is qualified to serve as a director of the Company due to her extensive experience in the operation of Fortune 500 companies and other listed companies in the United States, which the Company believes will play an important role in assisting the Company’s proposed operation in the United States.

Exhibit No.	Description

99.1	Press Release, dated October 1, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 1, 2024

By:	/s/ Haimei Wu
Name: Haimei Wu
Title: Chairwoman and Chief Executive Officer